Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-177140

July 21, 2014

CONAGRA FOODS, INC.

Pricing Term Sheet

Issuer:	ConAgra Foods, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (negative) / BBB- (stable) / BBB- (stable)

Securities:	Floating Rate Notes due 2016

Size:	$550,000,000

Maturity:	July 21, 2016

Coupon (Interest Rate):	Three-month LIBOR plus 0.37%

Interest Payment Dates:	January 21, April 21, July 21 and October 21 commencing October 21, 2014

Price to Public:	100.00%

Trade Date:	July 21, 2014

Settlement Date:	July 24, 2014 (T+3)

CUSIP:	205887 BV3

Change of Control Offer:	If ConAgra Foods experiences a Change of Control Triggering Event, it will be required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

Use of Proceeds:	ConAgra Foods expects to receive net proceeds (after deducting underwriting discounts and estimated offering expenses payable by it) of approximately $547.9 million from this offering. It intends to use the net proceeds from the offering for general corporate purposes, including the repayment of outstanding commercial paper and other debt.

Joint Book-Running Managers:	RBS Securities Inc. Wells Fargo Securities, LLC

Co-Manager:	Barclays Capital Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071 or Wells Fargo Securities, LLC at toll-free at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.